

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

Via E-mail
Andrew Fitzmaurice
Chief Executive Officer
Nord Anglia Education, Inc.
Level 27, World-Wide House
19 Des Voeux Road
Central, Hong Kong

> **Re:** **Nord Anglia Education, Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 11, 2014**
> **File No. 333-193989**

Dear Mr. Fitzmaurice:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies

Share-Based Compensation, page 70

1.    We note that you have estimated the offering price to be between $15.00 and $17.00 per share. Please tell us about each significant factor contributing to the difference between the estimated IPO Price and the fair value of your shares for each grant in fiscal 2013, the first quarter of fiscal 2014 and any subsequent grants through the date of your response. In your response, please tell us about significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes and selection of valuation techniques employed.

Notes to the Financial Statements for the Three Years Ended 31 August 2013

Note 18. Employee Benefits

Share-Based Payments, page F-77

2.      We note that in applying the Black-Scholes option pricing model, you have attributed to the ordinary shares awarded in fiscal 2011, fiscal 2012, fiscal 2013 and the first quarter of fiscal 2014 a fair value of $0.5373 per share in fiscal 2011, $5.11 per share in fiscal 2012 and 2013 and $7.59 per share in the first quarter of fiscal 2014.  Please clarify for us how you determined the equity prices as disclosed on page F-77, which are included in the Black-Scholes assumptions, of $0.179, $1.37 and $1.37 in fiscal 2011, fiscal 2012 and fiscal 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.  Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268 or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director